

December 12, 2012

<u>Via E-mail</u>
Mr. Richard A. Boone
Chief Financial Officer
Rhino Resource Partners LP
424 Lewis Hargett Circle
Suite 250
Lexington, KY 40503

      Re: **Rhino Resource Partners LP**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 15, 2012
             File No. 001-34892

Dear Mr. Boone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibits 31.1 and 31.2</u>

1.   We note that the certifications of the company's chief executive officer and chief financial officer set forth in Exhibit 31.1 and Exhibit 31.2, respectively, do not include the language contained in paragraph 4(b) of the certification set forth in Item 601(b)(31)(i) of Regulation S-K. Please confirm that in future filings the certifications required by Exchange Act Rule 13a-14(a) or Exchange Act Rule 15d-14(a) will be provided in their entirety.

Exhibit 95.1

Federal Mine Safety and Health Act Information

2.   Please confirm that in future filings you will revise footnote eight to reflect the number of pending legal actions in the categories listed in the footnote as required by the Instruction to Item 104(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 if you have questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director